SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                               AMENDMENT NO. 1 TO
                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                   LIGHTEN UP ENTERPRISES INTERNATIONAL, INC.
                   ------------------------------------------
                            (Name of Subject Company)




                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   53223Y 10 5
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                   Isaac Cohen
                 Chairman, President and Chief Executive Officer
                          2200 Powell Street, Suite 675
                          Emeryville, California 94608
                                 (510) 601-2000
                                 ----------------
                 (Name, Address and Telephone Number of Person
                              Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:

                              Robert H. Cohen, Esq.
                             Greenberg Traurig, LLP
                                MetLife Building
                           200 Park Avenue, 15th Floor
                            New York, New York 10166
                                 (212) 801-9200

                   LIGHTEN UP ENTERPRISES INTERNATIONAL, INC.
                          2200 Powell Street, Suite 675
                          Emeryville, California 94608
                                 (510) 601-2000

                               Amendment No. 1 to
             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                   May 6, 2005


                                  INTRODUCTION


     The information contained in this Information Statement is being furnished to all holders of record of common stock of Lighten Up Enterprises International, Inc. at the close of business on May 6, 2005 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of Lighten Up Enterprises International's board of directors other than by a meeting of stockholders. This Information Statement is being distributed on or about May 11, 2005.

     NO VOTE OR OTHER ACTION BY LIGHTEN UP ENTERPRISES INTERNATIONAL, INC. STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

     On April 6, 2005, Lighten Up Enterprises International completed a reverse merger transaction, in which it caused LTUP Acquisition Corp., a Delaware corporation and newly-created, wholly-owned subsidiary of Lighten Up Enterprises International, to be merged with and into Bionovo, Inc., a Delaware corporation (which is also referred to in this document as the merger). Bionovo is a drug discovery and development company focusing on cancer and women's health.

     As a result of the merger, Bionovo became a wholly-owned subsidiary of Lighten Up Enterprises International, and Bionovo's former security holders acquired shares of common stock, par value $.0001 per share, of Lighten Up Enterprises International representing approximately 90.4% of the outstanding shares of Lighten Up Enterprises International common stock. The reverse merger transaction was consummated under Delaware law and pursuant to an Agreement of Merger and Plan of Reorganization, dated as of April 6, 2005 (which is also referred to in this document as the Merger Agreement).

     Immediately prior to the closing of the reverse merger, Bionovo completed a private offering of Units to accredited investors at a price of $100,000 per Unit. Each Unit was comprised of 200,000 shares of Bionovo common stock and warrants to purchase 25,000 shares of Bionovo common stock for $0.75 per share and 25,000 shares of Bionovo common stock for

$1.00 per share exercisable for a period of five years. Bionovo sold 80.955 Units and received gross proceeds of $8,095,500 at the closing of the private offering. In the merger, each share of Bionovo common stock issued in Bionovo's private offering was converted into one share of Lighten Up Enterprises International common stock and each warrant issued in the private offering became a warrant to purchase a number of shares of Lighten Up Enterprises International common stock equal to the number of shares of Bionovo common stock purchasable under the warrant immediately prior to the merger. Immediately following the closing of Bionovo's private offering and the reverse merger transaction, which included the cancellation of an aggregate of 21,040,000 shares of Lighten Up Enterprises International common stock existing prior to the merger as described under the caption "Certain Relationships and Related Transactions" below, Lighten Up Enterprises International had 41,842,448 outstanding shares of common stock.

         As a result of these transactions, control of Lighten Up Enterprises International passed to the former Bionovo stockholders. See "Voting Control and Management." Pursuant to the Merger Agreement, at the closing of the merger, the board of directors of Lighten Up Enterprises International was increased from one to four directors. In accordance with Lighten Up Enterprises International's by-laws for filling newly-created board vacancies, Mary E. Ross, the existing sole director of Lighten Up Enterprises International, appointed Isaac Cohen, a previous director of Bionovo, to serve as an additional director of Lighten Up Enterprises International effective at the closing of the merger. In connection with the appointment of Mr. Cohen to the board of directors on April 6, 2005, Ms. Ross additionally proposed David Naveh and Mary Tagliaferri to serve as directors of Lighten Up Enterprises International, to take effect upon compliance by Lighten Up Enterprises International with the provisions of
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act. Ms. Ross also resigned as a director following the closing, with her resignation to take effect only upon compliance by Lighten Up Enterprises International with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act.

         On April 6, 2005, Mr. Cohen was named Chairman, President, Chief Executive Officer and Chief Scientific Officer and Ms. Tagliaferri was named Vice President, Chief Regulatory Officer, Secretary and Treasurer. At the same time, Ms. Ross resigned as President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of Lighten Up Enterprises International.


         On May 5, 2005, Lighten Up Enterprises International completed a private offering of Units to accredited investors at a price of $100,000 per Unit. Each Unit was comprised of 200,000 shares of Lighten Up Enterprises International common stock and warrants to purchase 25,000 shares of Lighten Up Enterprises International common stock for $0.75 per share and 25,000 shares for $1.00 per share exercisable for a period of five years. Lighten Up Enterprises International sold 21.35 Units and received gross proceeds of $2,135,000 at the closing of the private offering.

         On May 6, 2005, Lighten Up Enterprises International had 46,112,448 outstanding shares of common stock. The common stock is the only class of securities of Lighten Up Enterprises International entitled to vote. Each share of common stock is entitled to one vote. Stockholders of Lighten Up Enterprises International will have the opportunity to vote with respect to the election of directors at the next annual meeting of Lighten Up Enterprises International's stockholders.


                          VOTING CONTROL AND MANAGEMENT


The following table sets forth the positions and offices presently held with Lighten Up Enterprises International for each executive officer, present director and proposed director, each person's age as of May 6, 2005, and the number of shares of common stock beneficially owned by each person. The table also includes beneficial holders of at least 5% of Lighten Up Enterprises International's outstanding common stock. Except as otherwise set forth below, the address of each of the persons listed below is c/o Bionovo, Inc., 2200 Powell Street, Suite 675, Emeryville, California 94608.

                                                                                                      SHARES OF COMMON STOCK
                                              POSITIONS HELD                                            BENEFICIALLY OWNED(1)
                                                  WITH                                               -------------------------
                                                LIGHTEN UP              DIRECTOR/
                                               ENTERPRISES              EXECUTIVE                   NUMBER              PERCENTAGE
NAME                          AGE             INTERNATIONAL            OFFICER SINCE               OF SHARES            OF CLASS(2)
----                         ----            ---------------           -------------               ----------           ------------
EXECUTIVE OFFICERS,
PRESENT DIRECTORS
AND PROPOSED
DIRECTORS:

Isaac Cohen                   42                 Chairman,             April 6, 2005                9,891,094                21.4%
                                              President, Chief
                                             Executive Officer
                                                 and Chief
                                             Scientific Officer

Mary Tagliaferri              39              Vice President,          April 6, 2005(3)             9,891,094               21.4%
                                              Chief Regulatory
                                             Officer, Secretary,
                                               Treasurer and
                                              Proposed Director

Mary E. Ross                  44                  Director              June 3, 2002                   25,000                  *



David Naveh                   53              Proposed Director              (3)                      510,000(4)              1.1%



All executive officers,       N/A                   N/A                      N/A                   20,317,188(5)             43.6%
present directors and
proposed directors as a
group (4 persons)


                                                                                                      SHARES OF COMMON STOCK
                                              POSITIONS HELD                                            BENEFICIALLY OWNED(1)
                                                  WITH                                               -------------------------
                                                LIGHTEN UP              DIRECTOR/
                                               ENTERPRISES              EXECUTIVE                   NUMBER              PERCENTAGE
NAME                          AGE             INTERNATIONAL            OFFICER SINCE               OF SHARES            OF CLASS(2)
----                         ----            ---------------           -------------               ----------           ------------
5% STOCKHOLDERS:

Duncan Capital, LLC           N/A                  N/A                       N/A                    4,248,151(6)              8.4%


---------------
*        Less than 1% of outstanding shares


(1) Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire those shares within 60 days after May 6, 2005 by the exercise of any warrant, stock option or other right. Unless otherwise noted, shares are owned of record and beneficially by the named person.


(2) Based upon 46,112,448 shares of common stock outstanding on May 6, 2005, plus in the case of each person, additional shares of common stock deemed to be outstanding because such shares may be acquired through the exercise of options, warrants or other rights beneficially owned by such person within 60 days after May 6, 2005.


(3) The election of Drs. Tagliaferri and Naveh as directors will become effective on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act.


(4) Represents shares of common stock issuable upon the exercise of a stock option within 60 days after May 6, 2005.


(5) Includes 510,000 shares of common stock issuable upon the exercise of a stock option within 60 days after May 6, 2005.


(6) Represents shares of common stock that may be acquired upon the exercise of warrants within 60 days after May 6, 2005. Duncan Capital's address is 830 Third Avenue Penthouse, New York, New York 10022.


         The principal occupations for the past five years (and, in some instances, for prior years) of each of Lighten Up Enterprises International's executive officers, present directors and proposed directors are as follows:


ISAAC COHEN, L.AC., O.M.D., DIRECTOR, CHAIRMAN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHIEF SCIENTIFIC OFFICER. Mr. Cohen is a co-founder of Bionovo, and has served as its Chairman, President, Chief Executive Officer and Chief Scientific Officer and a Director since February 2002. He became Chairman, President, Chief Executive Officer and Chief Scientific Officer and a Director of Lighten Up Enterprises International on April 6, 2005. In addition to his services to and research at Bionovo, Isaac Cohen has been a Guest Scientist at the University of California,

San Francisco (UCSF) Cancer Research Center and UCSF Center for Reproductive Endocrinology since 1995. His work with UCSF encompasses basic and clinical studies of products derived from natural products to treat cancer and menopause symptoms. Mr. Cohen has been in private practice at The American Acupuncture Center located in Berkeley, California since 1989. Mr. Cohen has developed four drug products that have been awarded Investigational New Drug licenses (INDs) from the U.S. Food and Drug Administration (FDA) in the past seven years.

MARY TAGLIAFERRI, M.D., L.AC., VICE PRESIDENT, CHIEF REGULATORY OFFICER, SECRETARY AND TREASURER AND DIRECTOR NOMINEE. Dr. Tagliaferri is a co-founder of Bionovo, and has served as its Chief Regulatory Officer, Secretary and Treasurer and a Director since February 2002. She became Vice President, Chief Regulatory Officer, Secretary and Treasurer of Lighten Up Enterprises International on April 6, 2005. Dr. Tagliaferri manages and directs all clinical research projects of Bionovo that have been outsourced to academic medical centers in the United States and in Taiwan. In addition to her services to and work at Bionovo, Dr. Tagliaferri has conducted translational research with the University of California, San Francisco since 1996. She has been awarded four new Investigational New Drug licenses from the FDA over the past seven years. Dr. Tagliaferri received her B.S. from Cornell University and her medical degree from the University of California, San Francisco. She also holds a Master's degree in traditional Chinese medicine from the American College of Traditional Chinese Medicine. Dr. Tagliaferri is expected to become a member of the board of directors of Lighten Up Enterprises International on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act.

MARY E. ROSS, DIRECTOR. Ms. Ross has served as a Director of Lighten Up Enterprises International since June 2002. She also served as President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Lighten Up Enterprises International from December 9, 2004 to April 6, 2005, and as Secretary and Treasurer from June 2002 to April 6, 2005. Ms. Ross is the author of Lighten Up: The Art of Low Fat Gourmet Cooking. Ms. Ross, in addition to being an author, has been a regular television cooking host known as "The Low FatGourmet Chef," on KSL Television, Channel 5, an NBC affiliate station, for almost 5 years, a program that airs approximately once a week. Ms. Ross is also a health/nutrition consultant, fitness speaker, and cooking instructor at local community colleges and centers in the Salt Lake area since 1992. She has been a teacher for 15 years. Ms. Ross received a B.A. degree in Marketing and Communications from Westminster College located in Salt Lake City, Utah, in 1990. Since 1976 until the present she has worked full time at Equitable Life & Casualty Insurance Company. Her most recent title is Senior Editor and Director of Community Public Relations. Ms. Ross has agreed to resign as a director in connection with the appointment of the two proposed directors to Lighten Up Enterprises International's board of directors.

DAVID NAVEH, PH.D., M.B.A., DIRECTOR NOMINEE. Dr. Naveh has served as a director of Bionovo since August 2003. Dr. Naveh has worked for Bayer Corporation since 1992 and currently serves as Chief Technical Officer of Bayer Biological Products, Worldwide. Prior to Bayer Corporation, Dr. Naveh served in the capacity of Process Development and Plant Management at Schering Plough from 1984 to 1988 and Director of Operations at Centocor from 1988 to 1992. Dr. Naveh has participated in the development and commercialization of a number of FDA approved drugs including: Intron, Reopro, Remicaid, Myoscint, Centoxin, Kogenate, and Kogenate-FS. He currently holds seven patents including first authorship of key

GM-CSF and IL-4 patents. He is a graduate of Technion in Haifa, Israel. He received a Ph.D. in Biochemical Engineering and an M.B.A. from the University of Minnesota, Minneapolis. From 1982-1984, he was an Assistant Professor (tenure track) at the University of Wisconsin, Madison where he taught plant design and biophysical chemistry. He has authored over 30 peer reviewed papers and is on the editorial board of "BIOSEPARATIONS." Dr. Naveh is expected to become a member of the board of directors of Lighten Up Enterprises International on the eleventh day after mailing of this Information Statement in accordance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act.

MEETINGS OF LIGHTEN UP ENTERPRISES INTERNATIONAL'S BOARD OF DIRECTORS

     Lighten Up Enterprises International's board of directors held no formal meetings during the year ended December 31, 2004 and conducted all of its business and approved all corporate action by the unanimous written consent of its members.

COMPENSATION OF DIRECTORS

     As a member of Bionovo's board of directors, Dr. Naveh receives $2,000 per month for his service. He has also received stock options to purchase 816,000 shares of Bionovo common stock which were assumed by Lighten Up Enterprises International in its reverse merger with Bionovo. The stock options now represent the option to purchase the same number of shares of common stock of Lighten Up Enterprises International. The company expects that upon Dr. Naveh's appointment to the board of directors of Lighten Up Enterprises International, he will continue to be paid $2,000 per month for his services as a director.

     As of the date of this Information Statement, Lighten Up Enterprises International has not developed a general compensation plan for its non-employee directors. Lighten Up Enterprises International does not anticipate that it will compensate its officers or employees for any services rendered as a member of its board of directors.

     Before April 6, 2005, directors of Lighten Up Enterprises International were not compensated for their services as directors.

COMMITTEES OF LIGHTEN UP ENTERPRISES INTERNATIONAL'S BOARD OF DIRECTORS

     Lighten Up Enterprises International currently does not have standing audit, nominating or compensation committees of the board of directors, or committees performing similar functions, and therefore the entire board of directors performs such functions. Lighten Up Enterprises International is not currently listed on any national exchange or national association and is not required to maintain such committees because the volume of matters that come before the board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making. Of the current directors and proposed directors of Lighten Up Enterprises International, only one, Dr. Naveh, is believed to be independent. All directors participate in the consideration of director nominees. Lighten Up Enterprises International currently does not have a policy with regard to attendance at board meetings.

     Lighten Up Enterprises International does not have a policy with regard to consideration of nominations of directors. Lighten Up Enterprises International accepts nominations for directors from its stockholders. There is no minimum qualification for a nominee to be considered by the board of directors of Lighten Up Enterprises International. All of Lighten Up Enterprises International's directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to the company and its stockholders.

     Stockholders may send communications to the board of directors by writing to Lighten Up Enterprises International, 2200 Powell Street, Suite 675, Emeryville, California, 94608, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

     AUDIT COMMITTEE. Lighten Up Enterprises International intends to establish an audit committee of the board of directors, which will consist of independent directors. The audit committee's duties would be to recommend to Lighten Up Enterprises International's board of directors the engagement of independent auditors to audit its financial statements and to review its accounting and auditing principles. The audit committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of Lighten Up Enterprises International's board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

     COMPENSATION COMMITTEE. Lighten Up Enterprises International intends to establish a compensation committee of the board of directors. The compensation committee would review and approve Lighten Up Enterprises International's salary and benefits policies, including compensation of executive officers. The compensation committee would also administer the Stock Incentive Plan of Lighten Up Enterprises International, and recommend and approve grants of stock options and restricted stock under that plan.

     NOMINATING COMMITTEE. Lighten Up Enterprises International intends to establish a nominating committee of the board of directors. The nominating committee would be responsible for board member qualification and nomination to the full board of directors.

INDEBTEDNESS OF MANAGEMENT

     No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to Lighten Up Enterprises International since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

     As of the date of this Information Statement, there is no material proceeding to which any director, officer, affiliate or stockholder of Lighten Up Enterprises International is a party adverse to it.

FAMILY RELATIONSHIPS

     There are no family relationships among Lighten Up Enterprises International's directors and officers.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

CASH COMPENSATION

     The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by Lighten Up Enterprises International's and Bionovo's chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

                           SUMMARY COMPENSATION TABLE


                                                        Annual                   Long-term
                                                    Compensation(2)             Compensation
                                                   ---------------------------------------------------
                                                                             Awards         Payouts
                                                                        -----------------------------
                                                                           Securities
                                                                           Underlying        LTIP         All Other
                                       Fiscal     Salary       Bonus        Options/       Payouts      Compensation
Name and Principal Position             Year       ($)          ($)         SARs (#)         ($)             ($)
--------------------------------------------------------------------------------------------------------------------------
Mary E. Ross (1)                        2004        -            -               -             -             -
Former President, Chief Executive       2003        -            -               -             -             -
Officer, Secretary and Treasurer        2002        -            -               -             -             -

Isaac Cohen, L.Ac., O.M.D.              2004     90,000          -               -             -         27,120 (3)
Chairman, President, Chief              2003        -            -               -             -             -
Executive  Officer, Chief               2002        -            -               -             -             -
Scientific Officer and
Director

Mary Tagliaferri, M.D., L.Ac.           2004     118,000         -               -             -         34,120 (4)
Vice President, Chief Regulatory        2003        -            -               -             -             -
Officer, Secretary, Treasurer and       2002        -            -               -             -             -
Director Nominee

------------------------


(1) Ms. Ross resigned as an officer on April 6, 2005 in connection with the reverse merger transaction.


(2)      Amounts paid to Mr. Cohen and Dr. Tagliaferri were paid by Bionovo,
         Inc.


(3) Amount comprised of $22,500 contributed by Bionovo, Inc. pursuant to its Simplified Employee Pension Program and $4,620 in annual automobile allowance.


(4) Amount comprised of $29,500 contributed by Bionovo, Inc. pursuant to its Simplified Employee Pension Program and $4,620 in annual automobile allowance.


OPTIONS/SAR GRANTS AND FISCAL YEAR END OPTION EXERCISES AND VALUES

     No stock options, restricted stock or SAR grants were granted or were outstanding at any time to the executive officers named in the Summary Compensation Table above.

EMPLOYMENT AGREEMENTS

     Isaac Cohen and Mary Tagliaferri entered into employment agreements with Bionovo in June 2004, which agreements were assumed by Lighten Up Enterprises International in connection with the reverse merger transaction with Bionovo on April 6, 2005. Except with respect to their positions and duties, the agreements provide for substantially similar terms. Each employment agreement has an initial term of three years commencing on June 23, 2004, and will automatically renew for additional one year periods unless either party under such agreement notifies the other that the term will not be extended. Under their agreements, each officer is entitled to an annual salary of $180,000, subject to annual review and potential increase by Lighten Up Enterprises International's board of directors. In addition, they are each eligible to receive annual bonuses in cash or stock options as awarded by Lighten Up Enterprises International's board of directors in its discretion. Each of Mr. Cohen and Dr. Tagliaferri also is entitled under their respective agreement to an automobile allowance of $520 per month and Lighten Up Enterprises International has agreed to indemnify each of them in their capacity as an officer or director. If either officer's employment is terminated by Lighten Up Enterprises International without cause, or by the officer for good reason, then the officer will be entitled to continue to receive his or her base salary, bonuses and other benefits for a period of six months. Both Mr. Cohen and Dr. Tagliaferri are obligated to seek comparable employment if his or her employment is so terminated, and Lighten Up Enterprises International will have the right to offset any amounts paid to such officer from any such other employment against amounts Lighten Up Enterprises International owes to him or her during the six month period following their employment termination.

STOCK INCENTIVE PLAN

     On April 6, 2005, as provided under the Merger Agreement, Lighten Up Enterprises International's board of directors assumed and adopted the Stock Incentive Plan of Bionovo and reserved 3,600,000 shares of common stock for the granting of awards under the plan. Prior to the reverse merger transaction, Lighten Up Enterprises International did not have a stock option plan, long-term incentive plan or other similar plan for officers, directors or employees.

     The purpose of the Stock Incentive Plan is to promote the success of Lighten Up Enterprises International and the interests of its stockholders by attracting, motivating, retaining and rewarding certain officers, employees, directors and certain other eligible persons with stock based awards and incentives. The Stock Incentive Plan provides for ability for Lighten Up Enterprises International to issue stock options and restricted stock awards. Stock options may be either incentive stock options, as defined in Section 422A of the Internal Revenue Code of 1986, or non-qualified stock options.

     The Stock Incentive Plan is administered by Lighten Up Enterprises International's board of directors, or a committee appointed by the board. The board of directors (or a committee thereof appointed to administer the Stock Incentive Plan) has the power to determine the terms of any stock options or restricted stock awards granted under the Stock Incentive Plan, including the exercise price, the number of shares subject to a stock option and vesting. Awards granted under the Stock Incentive Plan are generally not transferable. The exercise price of all incentive stock options granted under the Stock Incentive Plan must be at least equal to the fair market value of the shares of common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of Lighten Up Enterprises International's stock, the exercise price of any incentive stock option granted must be equal to at least 110% of the fair market value on the grant date. The term of all incentive stock options under the Stock Incentive Plan may not exceed ten years, or five years in the case of 10% owners. The specific terms of each stock option grant and restricted stock award must be approved by the board of directors (or a committee thereof) and are reflected in a written stock option agreement.

     There currently are 1,637,254 stock options issued and outstanding under the Stock Incentive Plan. Lighten Up Enterprises International also currently has outstanding options to purchase 103,212 shares of common stock that were not issued under the Stock Incentive Plan.

SIMPLIFIED EMPLOYEE PENSION PLAN

     Effective December 1, 2004, Bionovo, Inc. adopted a Simplified Employee Pension Plan where Bionovo, on a discretionary basis, can contribute up to the lesser of $40,000 or 25% of an eligible participant's salary up to an annual maximum in accordance with Internal Revenue Service Regulations. The plan covers all employees of Bionovo with certain participation requirements, however Bionovo is not required to make any contributions in a given year. Bionovo made a $52,000 contribution for the year ended December 31, 2004.

     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Effective upon the merger with Bionovo on April 6, 2005, Lighten Up Enterprises International purchased and subsequently cancelled 19,975,000 and 1,065,000 shares of Lighten Up Enterprises International common stock from Mary
E. Ross, a current director and former officer, and Gary Lewis, a former director and officer, in exchange for Lighten Up Enterprises International's agreement to sell to Ms. Ross the historical business of Lighten Up Enterprises International prior to the merger. Ms. Ross' acquisition of Lighten Up Enterprises International's business occurred on April 6, 2005.

     As of April 6, 2005, Mary Ross forgave amounts owed to her by Lighten Up Enterprises International. The amounts were comprised of a promissory note dated December 31, 2004 in the face amount of $130,382, bearing interest at the rate of 7% per annum which was due and payable on May 31, 2006, and for additional sums representing expenses paid by me on behalf of Lighten Up Enterprises International in the sum of $7,800.

     As of April 6, 2005, Gary Lewis forgave amounts owed to him by Lighten Up Enterprises International. The amounts were comprised of a series of promissory notes which were aggregated into a single note dated December 31, 2004 in the face amount of $41,152, bearing interest at the date of 7% per annum which was due and payable on May 31, 2006.

     SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Pursuant to Section 16 of the Securities Exchange Act of 1934, Lighten Up Enterprises International's directors and executive officers and beneficial owners of more than 10% of the shares of common stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the shares of common stock. Based solely on a review of those reports provided to Lighten Up Enterprises International and written representations from applicable persons regarding the necessity to file reports, Lighten Up Enterprises International is not aware of any failures to file reports or report transactions in a timely manner during the year ended December 31, 2004.

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


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     Lighten Up EnterprisesInternational is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at "www.sec.gov."




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